NOVUS ROBOTICS INC.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7
telephone (905) 672-7669

August 21, 2012

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief David Burton Jay Webb Joseph McCann

Re:	Novus Robotics Inc. Amendment No. 1 to Form 8-K Filed June 29, 2012 File No. 000-53006

To Whom It May Concern:

On behalf of Novus Robotics, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated July 13, 2012 (the “SEC Letter”) regarding Amendment No. 1 to the Current Report on Form 8-K (the “Current Report”).

Share Exchange Agreement, page 2

1.           Please be advised that the terms of the Stock Purchase Agreement and the subsequent Rescission Agreement required the payment of $262,000.00 by the Company to those certain shareholders of Ecoland International Inc. (the "Controlling Shareholders"). Since execution of the Rescission Agreement, it has been the intent  of the parties that the Company would make the payment of $262,000.  However, as of a recent date, the Controlling Shareholders agreed to forego the required payment by the Company and no payment will be made.

Securities and Exchange Commission
Page Two
August 21, 2012

2.           Please be advised that the Current Report has been revised to reflect the reasons why the Stock Purchase Agreement was rescinded and the Share Exchange Agreement was consummated. The Company intended to make D&R Technologies Inc. its wholly-owned subsidiary, which was not the result after consummation of the Stock Purchase Agreement. With regards to David Wallace, Mr. Wallace acquired 20,000,000 shares of common stock of the Company pursuant to an exercise of an option granted in exchange for the transfer of all of his ownership interest in Guano Distributors (Pty) Ltd. This was disclosed on a Form 3 filed with the Securities and Exchange Commission on January 28, 2008. All share ownership by the Controlling Shareholders was disclosed in annual report on Form 10-K filed with the Securities and Exchange Commission on September 8, 2010 and thus subject to audit. None of the Controlling Shareholders nor their respective shares were sold, pledged or made part of a hedging arrangement.

Lastly, the notes as disclosed in the filings have not been assigned by the respective note holders.

Termination of Agreements, page 3

3.           In accordance with the staff's comments, the Current Report has been revised accordingly to explain management's intent and goals regarding acquisition of D&R Technology Inc.

Certificate of Amendment, page 3

4.           Please be advised that management of the Company acknowledges that the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and in the future will ensure that any shareholder approval is disclosed in the filing of an information statement under Section 14(c). The change in corporate name from Ecoland International Inc. to Novus Robotics Inc. was approved by the shareholders holding a majority of the total issued and outstanding shares of common stock and in the best interests of the shareholders.

Securities and Exchange Commission
Page Three
August 21, 2012

Description of Business Operations, page 4

5.           In accordance with the staff’s comments, please be advised that the Current Report has been revised to clarify the precise business operations of the Company.

6.           In accordance with the staff’s comments, please be advised that the disclosure has been amended to further describe the Company's products and services, which disclosure has been extrapolated from the Company's marketing brochures.

Industry, page 4

7.           Please be advised that reference to "steadily growing" and "competitive pricing" have been deleted.

Property, page 6

8.           In accordance with the staff's comments, please be advised that the disclosure has been amended and the lease has been included as an exhibit.

Marketing, page 6

9.           Please be advised that the Company does not have written agreements with its customers but utilizes purchase orders and the disclosure has been revised accordingly.

Intellectual Property, page 7

10.         In accordance with the staff's comments, please be advised that the disclosure has been amended to describe the nature of the Company's relationships regarding its intellectual property.

Risk Factors, page 8

11.         In accordance with the staff's comments, please be advised that the disclosure has been amended to include a risk factor regarding ability to issue preferred stock.

Securities and Exchange Commission
Page Four
August 21, 2012

12.         In accordance with the staff's comments, please be advised that the Current Report has been revised to include a risk factor regarding the Company's internal controls and procedures.

The Corporation purchases key components, page 10

13.         In accordance with the staff's comments, please be advised that the Current Report has been revised accordingly.

Management's Discussion and Analysis, page 15

14.         In accordance with the staff's comments, please be advised that the Current Report has been revised accordingly.

15.         In accordance with the staff’s comments, please be advised that the Current Report has been revised accordingly.

16.         In accordance with the staff's comments, please be advised that the Current Report has been amended to include disclosure regarding the Company's status as a global prototype supplier.

17.         Please be advised that management is currently reviewing its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012 to ensure compliance with the comments and required disclosure.

Significant Accounting Policies, page 17

18.         Please be advised that the accountant for the Company have provided the respective significant accounting policies as disclosed.

Security Ownership, page 18

19.         Please be advised that the beneficial ownership table has been revised accordingly to include the record holdings of D Mecatronics with the record holdings of Messrs. Paolucci and Karanovic.

Securities and Exchange Commission
Page Five
August 21, 2012

20.         Please be advised that the disclosure has been revised accordingly so far as management understands the comment.

Executive Officers and Directors, page 19

21.         In accordance with the staff's request, please be advised that the Current Report has been revised accordingly. However, it is management's position that the biographies are sufficiently detailed to provide an investor with the understanding of the extensive experience and knowledge of management within the industry.

Certain Relationships and Related Transactions, page 22

22.         In accordance with the staff's request, please be advised that the Current Report has been revised accordingly.

Description of Securities, page 22

23.         In accordance with the staff's comments, please be advised that the Current Report has been revised accordingly, including a discussion of the Jumpstart Our Business Startups Act.

Description of Common Stock, page 23

24.         In accordance with the staff's comments, please be advised that the Current Report has been revised to further explain the 60% vote required by Article Seventh of the Articles of Incorporation.

Market Price and Dividends, page 26

25.         In accordance with the staff's request, please be advised that the Current Report has been revised to include disclosure regarding the 20,000,000 shares and the effect of Rule 144(i).

26.         In accordance with the staff's request, please be advised that the Current Report has been revised according.

Securities and Exchange Commission
Page Six
August 21, 2012

Exhibit 99.1

D&R Technologies Inc. Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 6. Income Taxes, page F-10

27.         In accordance with the staff's comments, please be advised that Note 6 has been revised accordingly by the accountant.

Exhibits

28.         Please be advised that the Company does not have any further material agreements to add as exhibits other than the Lease.

29.         Please be advised that the Articles of Incorporation and all amendments thereto were filed with the Securities and Exchange Commission on July 20, 2012.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Novus Robotics Inc.

By:	/s/ Dino Paolucci
President//Chief Executive Officer